Exhibit 99.1

NXT ENERGY SOLUTIONS ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING
AND UPDATE ON ITS VERTICAL BUSINESS MODEL

CALGARY, ALBERTA, June 9, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTCQB: NSFDF) advises of the voting results for the election of its Board of Directors (the “Board”) at its annual and special meeting of shareholders (the “AGM”) held on June 8, 2015.

AGM Voting Results

Each of the seven nominees proposed in the NXT Information Circular - Proxy Statement were elected as directors.  A total of 28,198,532 common shares ("Common Shares") of the Company, representing approximately 62.7% of the outstanding Common Shares, were represented in person or by proxy at the AGM.  Detailed results of the vote are as follows:

		% of	Votes	% of Votes
Director Nominee	Votes for	Votes For	Withheld	Withheld

George Liszicasz	19,596,115	96.64%	681,129	3.36%
Mickey Abougoush	19,596,415	96.64%	680,829	3.36%
Charles Selby	19,598,965	96.65%	678,279	3.35%
John Tilson	20,223,765	99.74%	53,479	0.26%
Thomas E. Valentine	19,496,615	96.15%	780,629	3.85%
Krishna Vathyam	19,598,415	96.65%	678,829	3.35%
Bruce Wilcox	20,224,765	99.74%	52,479	0.26%

Mr. John Agee did not stand for re-election, and Mr. Bruce Wilcox has joined the Company’s Board of Directors effective June 8, 2015.

In addition, the motions to approve the re-appointment of KPMG LLP as the Company’s auditors and to ratify and approve NXT’s stock option plan were carried at the AGM.

George Liszicasz, President and CEO of NXT Energy, noted “on behalf of the Board of Directors and NXT Energy, I express our gratitude to John Agee for his four years of service and contributions to guiding and building the Company.  I am pleased to welcome to Bruce Wilcox to our Board.  Bruce’s bio, as detailed in the NXT Information Circular, includes a long career as an investment company CEO, analyst, and portfolio manager.  Bruce spent most of his career with Cumberland Associates LLC, a New York based equity fund which during his tenure ranged from US $0.7 to $1.5 billion in assets under management.”

Vertical Business Model Initiative

NXT Energy is also pleased to provide a brief update regarding developments related to its “Vertical” business model entity, as previously disclosed in  the Company’s recent MD&A filed on SEDAR.  A financial advisor has been engaged to assist NXT Energy and the management team of the Vertical to consider options with respect to the potential transaction and structure  to monetize a strategic portion of the Company’s existing library of proprietary SFD® data.  The objective will be to source third party equity financing to further develop an exploration program targeting key SFD® identified prospects that are being geotechnically vetted in the SFD® data set which would be acquired by the new Vertical entity.

The Company continues to develop the technical, capital, land, equipment and personnel needs that will be required to take advantage of this potential opportunity.  Readers are cautioned however that the success and/or continued pursuit of a transaction involving the Vertical remains uncertain and subject to a number of variables, including securing financing commitments on terms acceptable to the Company.  The Company does not anticipate providing additional updates in respect of the Vertical unless and until financing commitments have been secured.

NXT is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the fiscal year ended December 31, 2014 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  There is a specific risk that the Company may not be able to advance its Vertical business model in the short term, whether as a result of failing to secure acceptable financing or otherwise.

Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward-looking statements include expectations related to the development of the Vertical entity.

For further information, please contact:

Greg Leavens	George Liszicasz
V-P Finance & CFO	President & CEO
NXT Energy Solutions Inc.	NXT Energy Solutions Inc.
(403) 206-0805	(403) 206-0800
www.nxtenergy.com

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

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